SE

16003340

SEC
Mail Processing
Section

FEB 26 2016

Washington DC
408

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SEC FILE NUMBER
8- 46722

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IMS Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10205 Westheimer Suite 500
(No. and Street)

Houston (City) TX (State) 77042 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte CPA's and Business Advisors
(Name – *if individual, state last, first, middle name*)

1770 St. James Place, Suite 250 (Address) Houston (City) TX (State) 77056 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Gammon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IMS Securities, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL J SPEARS
My Commission Expires
August 13, 2017

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IMS SECURITIES, INC.

Audit of Financial Statements

December 31, 2015

Contents

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Director and Shareholder
IMS Securities, Inc.

We have audited the accompanying statement of financial condition of IMS Securities, Inc. (the Company) as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IMS Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of IMS Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of IMS Securities, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 19, 2016

IMS SECURITIES, INC.
Statement of Financial Condition
December 31, 2015

Assets		
Cash and Cash Equivalents	$	118,673
Investments in Securities, at Fair Value		41,491
Commissions Receivable		218,665
Accounts Receivable - Brokers		48,598
Total Assets	$	427,427
Liabilities and Stockholder's Equity		
Liabilities		
Accounts Payable and Accrued Expenses	$	272,141
Total Liabilities		272,141
Stockholder's Equity		
Common Stock, $.01 Par Value, 1,000,000 Shares Authorized, 100,000 Shares Issued and Outstanding		1,000
Additional Paid-in Capital		24,000
Retained Earnings		130,286
Total Stockholder's Equity		155,286
Total Liabilities and Stockholder's Equity	$	427,427

The accompanying notes are an integral part of these financial statements.

IMS SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2015

Revenues		
Commission Income	$	9,847,709
Fee Income		1,312,598
Fees and Expenses Charged to Brokers		347,263
Interest Income		1,146
Total Revenues		11,508,716
Expenses		
Broker Commissions		9,153,821
Employee Compensation and Benefits		1,476,951
Occupancy Expenses		408,419
Insurance		211,649
Licenses, Dues and Fees		130,657
Legal and Professional Fees		112,160
Other Expenses		28,121
Total Expenses		11,521,778
Net Income (Loss) Before Income Taxes		(13,062)
Provision for Income Taxes		(7,110)
Net Income (Loss)	$	(20,172)

The accompanying notes are an integral part of these financial statements.

IMS SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Totals
Balance - December 31, 2014	$ 1,000	$ 24,000	$ 150,458	$ 175,458
Net Loss for the Year	-	-	(20,172)	(20,172)
Balance- December 31, 2015	$ 1,000	$ 24,000	$ 130,286	$ 155,286

The accompanying notes are an integral part of these financial statements.

IMS SECURITIES, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2015

Liabilities subordinated to claims of general creditors:	
Subordinated Liabilities - Beginning of Year	$ -
Increases	
Decreases	-
Subordinated Liabilities - End of Year	$ -

The accompanying notes are an integral part of these financial statements.

IMS SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash Flows from Operating Activities:		
Net Loss	$	(20,172)
Adjustment to reconcile net loss to net cash used in operating activities:		
Change in investment values		(63)
Change in assets and liabilities:		
Increase in receivables		(31,326)
Increase in payables		49,196
Net Cash Used in Operating Activities		(2,365)
Cash Flows from Investing Activities:		
Net Cash Provided by Investing Activities		-
Cash Flows from Financing Activities:		
Net Cash Provided by Financing Activities		-
Net Decrease in Cash and Cash Equivalents		(2,365)
Cash and Cash Equivalents, Beginning of Year		121,038
Cash and Cash Equivalents, End of Year	$	118,673

See Note 2

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Business of the Company

The Company is organized as a securities broker/dealer subject to the approval of the Financial Industry Regulatory Authority (FINRA). The Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers.

The Company was formed on October 4, 1993, and operates primarily in Texas. However, the Company is licensed to do business in all 50 states.

Revenue Recognition

The Company recognizes commissions and fee revenue and the corresponding commission expense to its brokers when the fees and expenses are earned as the security transactions occur.

Receivables from Brokers

Receivables are carried at original amounts. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual receivables and considering a broker's financial condition, credit history, and current economic conditions. At December 31, 2015, there was no allowance for doubtful accounts.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

Deferred tax assets and liabilities are recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax liabilities and assets are determined based on the difference between the financial statement basis and income tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company offsets loss carry forwards against net timing differences in determining deferred tax assets or liabilities.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit that tax positions taken by the Company would be sustained on examination based on the facts circumstances and information available at the end of each period. The Company recognizes and measures its unrecognized tax benefits and adjusts its measurement when new information is available or when an event occurs that requires a change.

Note 1. Summary of Significant Accounting Policies (Continued)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned
Securities are recorded at fair value in accordance with FASB-ASC 820, *Fair Value Measurements and Disclosures.*

Recent Accounting Pronouncements
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This guidance requires an entity to recognize revenue in an amount that reflects the consideration to which it expects to be entitled for the transfer of promised goods or services to its customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. ASU 2014-09 is effective for public entities for annual periods beginning after December 31, 2017. Early application is not permitted. The adoption of this guidance is not expected to have a material effect on the Company's financial statements.

Note 2. Cash Flows

There were no non-cash investing and financing activities during the year ended December 31, 2015.

Income taxes totaling $7,110 were paid during the year ended December 31, 2015. Interest paid during the year totaled $3,074.

Note 3. Investments in Securities

At December 31, 2015, the Company owned investment securities as follows:

Description:	Fair Value
Securities not traded:	
United Mortgage Trust, 2,033 shares of beneficial interest including reinvested earnings	$ 30,400
Net REIT	2,520
NDDA	8,571
Total investments in securities	$41,491

Note 3. Investments in Securities (Continued)

The investments in securities are valued at fair values in accordance with Financial Accounting Standards Board ASC 820, *Fair Value Measurements* which defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level one inputs are quoted prices in active markets for the identical assets or liabilities the Company has the ability to access. Level two inputs are directly or indirectly observable inputs for the asset or liability, other than quoted prices. Level three inputs are unobservable and rely on management's assumptions about the market's valuation of the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Traded securities are valued at their quoted prices in the open market at December 31, 2015 (Level One).

In the opinion of the Company's management, for investment securities that are not traded in the open market, the stated values of the investment securities approximate their fair market values at December 31, 2015 (Level Three).

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2015:

United Mortgage Trust-	
Beginning balance	$ 30,337
Fair value adjustment	63
Ending Balance	$ 30,400
NetREIT-	
Beginning balance	$ 2,520
Ending Balance	$ 2,520
NDDA	
Beginning balance	$ 8,571
Ending balance	$ 8,571

Note 4. Receivables

Commissions receivable are amounts due from broker-dealers and clearing organizations for transactions that have been executed. They are generally paid within 15 days.

Accounts receivable- brokers consist of amounts paid to or on behalf of licensed brokers who have contracted to work with the Company. The advances are generally repaid through deductions from the brokers' commissions. The amounts include advances against future commissions, payments of license, insurance and other fees, and reimbursable charges in accordance with the Company's agreement with each broker. Reimbursable charges are generally for rent and office expenses utilized by the brokers.

Note 5. Income Taxes

Significant components of the provision for income taxes for the year ended December 31, 2015, are as follows:

Current income tax expense – Federal	$ 7,110
Deferred income tax expense	-
Total income tax expense	$ 7,110

Note 6. Related Party Transactions

Expense Sharing Agreement-
The Company has entered into an expense sharing arrangement with an affiliated company. The affiliate has entered into various obligations to incur costs that are common with the Company. Under the agreement, the Company pays costs that are directly allocated to its operations. These costs include payroll and related costs totaling $1,476,951, office rent totaling $182,752, and equipment leases totaling $11,270.

The Company provides office space to certain of its brokers under month-to-month rental agreements. The amounts due from the brokers are generally withheld by the Company from commissions earned by the brokers.

Note 7. Commitments

The Company has future obligations to its affiliate for lease commitments entered into by the affiliate, but being paid by the Company. The future obligations under the leases are as follows:

For the years ended December 31:	Office Rent	Equipment
2016	$222,250	$10,500
2017	148,167	---

Total rent expense for 2015, net of amounts reimbursed to the Company by brokers totaling $76,089, was $182,752.

Note 8. Contingencies

There are claims and lawsuits arising against the Company from time to time in the ordinary course of its business. The Company's insurance carrier generally handles all pending claims. In the opinion of management the Company has sufficient insurance coverage to cover the costs of resolving any potential claims.

Note 9. Credit Risk

The Company is engaged in various brokerage activities in which counter parties primarily include other broker-dealers, banks, insurance companies and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the financial instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Note 10. Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $53,024, which was $34,881 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 5.13 to 1.

The Company is exempt from the reserve requirements of Securities and Exchange Commission Rule 15c3-3. In accordance with rule section (k)(2)(ii); all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 11. Management Evaluation of Subsequent Events

FASB ASC Topic 855, Subsequent Events, established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 19, 2016, the date these financial statements which is the date that the financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements..

IMS SECURITIES, INC.
Supplementary Information
December 31, 2015

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

COMPUTATION OF NET CAPITAL -		
Total stockholder's equity		$155,286
Deductions and/or charges-		
Nonallowable assets:		
Accounts receivable, unsecured	60,290	
Non-Marketable Investments	41,491	
	101,781	(101,781)
Net capital before haircuts on securities positions		53,505
Haircuts on securities:		
Trading and investment securities, other	481	
Undue concentration	---	(481)
Net capital		$ 53,024
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT-		
Minimum net capital requirement		$ 18,143
Excess net capital		$ 34,881
Excess net capital (Net Capital Less 10% of Total Liabilities)		$ 25,810
COMPUTATION OF AGGREGATE INDEBTEDNESS-		
Total liabilities		$ 272,141
Total aggregate indebtedness		$ 272,141
Ratio of Aggregate Indebtedness to Net Capital		5.13

Reconciliation with Company's Computation
(Included in Part II of Form X-17A-5 as of December 31)

Net Capital as Reported in Company's Part II (Unaudited)	$ 53,024
Net Capital, per above	$ 53,024

Statement pursuant to Rule 17a-5(d)(4)
There were no material differences between the net capital reported in the Company's unaudited Form X-17a-5 as of December 31, 2015, and the company's audited financial statements as of December 31, 2015.

IMS SECURITIES, INC.
Supplementary Information
December 31, 2015

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

IMS Securities, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as IMS Securities, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to its customers.

During the year ended December 31, 2015, IMS Securities, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

IMS Securities, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as IMS Securities, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to its customers.

During the year ended December 31, 2015, IMS Securities, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Account

IMS Securities, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as IMS Securities, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to its customers.

During the year ended December 31, 2015, IMS Securities, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

THE IMS COMPANIES

Securities Offered Through
IMS *Securities, Inc.*
(Member, FINRA/SIPC)

Advisory Services Offered Through
IMS *Financial Advisors, Inc.*

Business Consulting Offered Through
Information Management Services, Inc.
(IMS, *Inc.)*

Insurance Services Offered Through
IMS *Insurance Agency, Inc.*

IMS Securities Exemption Report

IMS Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: 2ii

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

IMS Securities, Inc.

I, Chris Gammons swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Chief Financial Officer
February 18, 2016

West8 Tower 10205 Westheimer, Suite 500 * Houston, TX 77042 * Phone (713) 266-2993 * FAX (713) 266-2997

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Director and Shareholder
IMS Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) IMS Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which IMS Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) IMS Securities, Inc. stated that IMS Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. IMS Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about IMS Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 19, 2016

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Director and Shareholder
IMS Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments on Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2015, to December 31, 2015, which were agreed to by IMS Securities, Inc. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015 with the amounts reported in Form SIPC-7 for the period from January 1, 2015 to December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 19, 2016